May 8, 2006

United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Mail Stop 4561

Attn:  Steven Jacobs, Accounting Branch Chief

RE:  Holobeam, Inc.
      Item 4.02 Form 8-K
      Filed May 1, 2006
      File No. 0-03385

Ladies and Gentlemen:


The following is the company's response to your letter dated
May 5, 2006 regarding Form 8-K filed on May 1, 2006:

Form 8-K filed May 1, 2006
--------------------------

Comment 1.  We have reviewed your response to prior comment
2. Please tell us whether, based on their reconsideration, your officers concluded that your disclosure controls and procedures were effective or ineffective . . .



Response:

The certifying officers upon the change of officer and board members due to the death of the former treasurer and board member have reconsidered the controls and procedures as of the end of the period covered by Form 10-K for the fiscal year ended September 30, 2005 and Form 10-Q for the fiscal quarter ended December 31, 2005 and have determined them to be effective. We will address this reconsideration and related conclusions in the certifications in the amended form 10-K for fiscal year ended September 30, 2005 and the amended 10-Q for fiscal quarter ended December 31, 2005.











Mr. Steven Jacobs
Page Two
May 5, 2006



We the company hereby acknowledges that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* The company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.







SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this correspondence to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  May 8, 2006

      			            Holobeam, Inc.


                                    /s/ Melvin S. Cook_
						-------------------
                                 	Melvin S. Cook
        					President and Chairman of the Board